Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

Appointment of Mr. Ernest Yuen as an additional director

NEW YORK, NY, August 23, 2010 (MARKETWIRE) — China Metro-Rural Holdings Limited (the “Company”) - (NYSE/AMEX: CNR) is pleased to announce the appointment of Mr. Yuen Ka Lok Ernest (“Mr. Yuen”) as an Independent Non-Executive Director and Chairman of Audit Committee. He will assume his position from September 1, 2010. Mr. Henry Wong will not seek for re-election as the Chairman of the Audit Committee, however, he will stay as an Independent Non-Executive Director.

“The Board of the Directors change enables the company to provide better corporate governance. Mr. Yuen has nearly 20 years of extensive experience in litigation and commercial work, and his audit training in PricewaterhouseCoopers, Hong Kong ensuring adequate oversight in accounting and related issues at all times. Mr. Yuen joins us decisively to re-enforce the issues in the public interest and to protect the interest of the investors of the Company,” stated Chairman of the Board, Mr. Ricky Cheng.

Mr. Yuen, is a solicitor and a partner of Messer. Yuen & Partners. He has nearly 20 years of experience in litigations and conveying works. He received his Bachelor Degree in Commerce from University of Toronto in Canada. Mr. Yuen is a member of the Law Society of Hong Kong.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited — Investor Relations Department

Phone: (852) 2111 3815                                     E-mail: ir@chinametrorural.com

www.chinametrorural.com

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